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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      -------------------------------------

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                      -------------------------------------

                             PERFECTDATA CORPORATION
             (Exact Name of Registrant as Specified in its Charter)



                                     0-12817
                            (Commission File Number)


                  DELAWARE
(State or Other Jurisdiction of Incorporation)


                 95-3087593
(I.R.S. Employer Identification Number)


                     1445 East Los Angeles Avenue, Suite 208
                              Simi Valley, CA 93065
                    (Address of Principal Executive Offices)

                                  805-581-4006
                         (Registrant's Telephone Number


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                             PERFECTDATA CORPORATION
                     1445 East Los Angeles Avenue, Suite 208
                              Simi Valley, CA 93065


                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                                 March 31, 2005


                                  INTRODUCTION

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the stockholders of PerfectData Corporation, a Delaware corporation ("PerfectData"), not less than ten (10) days prior to a contemplated change in a majority of its directors otherwise than at a meeting of PerfectData's stockholders. This Information Statement is being furnished on or about April 4, 2005 to all of the holders of record as of the close of business on March 28, 2005 (the "Record Date") of the common stock, $.01 par value (the "PerfectData Common Stock"), of PerfectData.

     Please read this Information Statement carefully. It describes the terms of the proposed transactions between PerfectData and Sona Mobile, Inc., a Washington corporation ("Sona"), and the effect thereof on PerfectData and its stockholders and contains biographical and other information concerning the directors of PerfectData after the consummation of the proposed transactions who are not currently serving PerfectData.

     The Board of Directors of PerfectData and Sona currently contemplate that the transaction effecting the change in the majority of the directors will occur on April 15, 2005. However, because of the various conditions precedent to closing (see the subsection captioned "Closing" of the section "Information Regarding Merger Transaction" elsewhere in this Information Statement), the closing may occur on a later date.

     NO VOTE OR OTHER ACTION OF PERFECTDATA'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES OR CONSENTS ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND TO PERFECT DATA A PROXY OR CONSENT.
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                    Information regarding merger transaction

Merger

     As previously reported, on March 7, 2005, PerfectData, PerfectData Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of PerfectData Corporation ("Merger Sub"), and Sona entered into an Agreement and Plan of Merger dated as of such date (the "Merger Agreement"), pursuant to which Sona will be merged (the "Merger") with and into Merger Sub, which shall be the surviving corporation. At the closing of the Merger (the "Closing") Merger Sub will change its name to "Sona Mobile, Inc." and, after PerfectData stockholder approval is obtained subsequent to the Closing, PerfectData will change its name to "Sona Mobile Holdings, Inc." or such other name as may be recommended by the then Board of Directors of PerfectData. A copy of the Merger Agreement without exhibits or schedules was filed as an exhibit to PerfectData's Current Report on Form 8-K filed on March 11, 2005. A stockholder of PerfectData may request a copy of the Merger Agreements by request to the Secretary of PerfectData at the address shown in the heading to this Information Statement.

     As previously reported, Sona, which was incorporated in 2003 and which is headquartered in Toronto, Canada, develops and markets data applications for mobile devices in the wireless data market place that enable its customers to:
(1) receive streamed data real-time on a continuous basis; (2) execute secure transactions in real-time; (3) exchange data with corporate systems in real-time; and (4) integrate customers' in-house information with publicly available information of news services such as Telerate.

     As previously reported, effective June 1, 2004, Spray Products Corporation ("Spray") had assumed full responsibility for managing the customers of PerfectData, so that all revenues therefrom were going to Spray, and, after obtaining shareholder consent, on November 29, 2004, the related assets of PerfectData's operating business were sold to Spray. Also, as previously reported, the Board of Directors of PerfectData had announced its intention not to liquidate PerfectData, but to continue its search for a merger partner so as to add business operations to PerfectData. Consummation of the Merger will add such business operations to PerfectData.

Effect on Shares

     If the Merger is consummated pursuant to the Merger Agreement, each issued and outstanding share of the common stock, no par value, of Sona (the "Sona Common Stock") and the Series A Redeemable Convertible Preferred Stock, no par value, of Sona (the "Sona Series A Preferred Stock") shall be converted into shares of a to-be-designated Series A Voting Convertible Preferred Stock, $.01 par value, of PerfectData (the "PerfectData Series A Preferred Stock") in such a manner that the shares of PerfectData to be held by the pre-Merger holders of the PerfectData Common Stock will equal approximately 20% of the issued and outstanding shares of the PerfectData Common Stock (subject to adjustment as provided below in the subsection captioned "Tangible Net Worth" of this section "Information Regarding Merger Transaction"), on a fully diluted basis, excluding any options or warrants reserved under the PerfectData Option Plan of 2000 (the "PerfectData Option Plan") as to which options have not been granted and no commitment for a grant given and the remaining 76,000 shares of the PerfectData Common Stock currently reserved under an April 1, 1999 authorization of the PerfectData Board of Directors (the "April 1999 Authorization"), for which no options or
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warrants have been granted and no commitment for a grant given.  The PerfectData
Option Plan will continue in effect after the Merger, both as to the stock options currently outstanding to purchase an aggregate of 314,000 shares of the PerfectData Common Stock and as to stock options to be granted in the future to purchase an aggregate of 1,686,000 shares of the PerfectData Common Stock (assuming none of the outstanding options is cancelled prior to exercise). The April 1999 Authorization will be cancelled by the PerfectData Board on or prior to the date of the Closing (the "Closing Date").

     The number of shares of the PerfectData Series A Preferred Stock to be issued to the holders of the Sona Common Stock, and the Sona Series A Preferred Stock, when converted into shares of the PerfectData Common Stock, and the number of shares of the PerfectData Stock to be issued to the holders of any options, warrants or other rights to purchase shares of the Sona Common Stock other than the Sona Series A Preferred Stock when exercised, shall equal approximately 80% of the issued and outstanding shares of the PerfectData Common Stock (subject to adjustment as provided below in the subsection captioned "Minimum Tangible Net Worth" of this section "Information Regarding Merger Transaction") on a fully diluted basis. A portion of these shares, 5% of the total number, will be issued to Colebrooke Capital, Inc., for providing advisory services to Sona in connection with the Merger. (The foregoing holders shall collectively be referred to herein as the "Sona Shareholders.")

     The rights of the pre-Merger holders of the PerfectData Common Stock will be materially affected by the Merger in the following two ways:

          (1) Their voting percentage will be substantially reduced from 100% to 20% and perhaps, as indicated in the succeeding section captioned "Additional Shares" of this section "Information Regarding Merger Transaction," to 15%.

          (2) So long as any shares of the PerfectData Series A Preferred Stock shall be outstanding the PerfectData Common Stock shall be junior to the Perfect Data Series A Preferred Stock. (See below the subsection captioned "Series A Preferred Stock" of this section "Information Regarding Merger Transaction").

     The parties intend that the Merger qualify as reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). PerfectData anticipates that there will be no tax consequences to any of its pre-Merger stockholders as a result of the Merger.

Additional Shares

     At the Closing, five percent of the issued and outstanding shares of the PerfectData Common Stock, on a fully diluted basis, shall be reserved (such shares shall hereinafter be referred to as the "Additional Shares"). Such shares shall be distributed, or the reserve therefor cancelled, as follows:

          (a) If, upon the receipt of a copy of the audited consolidated financial statements for the fiscal year ending December 31, 2005 ("Fiscal 2005"), the then President of PerfectData (the "President") concludes, after his review thereof, that PerfectData had, for Fiscal 2005, revenues of less than $3,000,000 and/or a gross profit margin lower than 50%, he shall
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take no action with respect to requesting issuance of the Additional Shares. If, on the other hand, he concludes that PerfectData had, for Fiscal 2005, (i) revenues of at least $3,000,000 and (ii) a gross profit margin of at least 50% as reported in the statement of operations for Fiscal 2005 (the "2005 Statement of Operations") included in such audited financial statements, he shall direct the Transfer Agent for the PerfectData Common Stock to issue the Additional Shares to the same persons and in the same proportions as the Sona Shareholders received shares of the PerfectData Series A Preferred Stock as of the Closing Date.

          (b) In the event that PerfectData did not meet the requirements set forth in (a) above for issuance of the Additional Shares, but, in the opinion of the President, after he has reviewed the audited consolidated financial statements for the fiscal year ending December 31, 2006 ("Fiscal 2006"), PerfectData has (i) aggregate revenues for Fiscal 2005 and Fiscal 2006 of at least $12,000,000 and (ii) an aggregate gross profit margin for Fiscal 2005 and Fiscal 2006 of at least 50% based on the 2005 Statement of Operations and PerfectData's statement of operations for the year ending December 31, 2006 (the "2006 Statement of Operations") included in its audited financial statements for Fiscal 2006, then, he shall direct the Transfer Agent to deliver the Additional Shares to the same persons and in the same proportions as the Sona Shareholders received their shares of the PerfectData Series A Preferred Stock as of the Closing Date. If, on the other hand, the President concluded that PerfectData did not have both (i) aggregate gross revenues for Fiscal 2005 and Fiscal 2006 of at least $12,000,000 and (ii) an aggregate gross profit margin for Fiscal 2005 and Fiscal 2006 of at least 50%, he shall direct the Transfer Agent for the PerfectData Common Stock to cancel the reserve for the Additional Shares.

Minimum Tangible Net Worth

     The Merger Agreement provides that if, on the Closing Date, PerfectData's "Tangible Net Worth" (as defined) shall equal at least $1,100,000, there shall be no adjustment to the percentages of shares to be held post-Merger as described above in the subsection captioned "Effect on Shares" of this section "Information Regarding Merger Transaction." "Tangible Net Worth" means PerfectData's cash and cash equivalents and other tangible assets minus total liabilities (both those liabilities reflected in a balance sheets and these commitments and contingences that are not reflected in a balance sheet in accordance with United States generally accepted accounting principles). If the Closing occurs on or after April 15, 2005, PerfectData may increase its Tangible Net Worth by the costs incurred by PerfectData in preparing and filing its Annual Report on Form 10-KSB for its fiscal year ending March 31, 2005, which costs shall not exceed $75,000. In addition, PerfectData may, subject to certain limitations, sell shares of the PerfectData Common Stock to increase its Tangible Net Worth as of the Closing Date.

     If the Tangible Net Worth is less than $1,100,000, the number of shares issuable to the Sona Shareholders shall be adjusted such that the percentage of shares of the PerfectData Common Stock to be held by the pre-Merger holders of the PerfectData Common Stock shall be reduced by an amount equal to: (a) the product of (i) the amount of the reduction of the Tangible Net Worth below $1,100,000 and (ii) 20 divided by (b) $2,000,000. As an example, if the amount of reduction is $100,000, the percentage of shares to be held by the pre-Merger holders of the PerfectData Common Stock would be reduced by one percent to 19%.

     If the Tangible Net Worth is less than $750,000, either PerfectData or Sona may terminate the Merger Agreement. However, in such event, PerfectData would become obligated
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to pay Sona the liquidated damages and the expense reimbursement described below in the subsection captioned "Termination" of this section "Information Regarding Merger Transaction."

Directors and Officers

     Pursuant to the Merger Agreement, four of the five directors and each of the two executive officers of PerfectData, and each of the directors and officers of Merger Sub, shall resign at the Closing. Bryan Maizlish, currently a PerfectData director, shall continue to serve as a director. The other directors, to be elected by Mr. Maizlish at the Closing, all of whom are designees of Sona, shall be Shawn Kreloff, John Bush and Nicholas H. Glinsman. Sona has not designated who will fill the remaining vacancy on the PerfectData Board of Directors caused by the four resignations. Such director may not be named until after the Closing. The new officers shall be: Chairman of the Board:
Shawn Kreloff;  President and Chief  Executive  Officer:  John Bush;  Secretary:
Nicholas Glinsman; and Senior Vice President and Chief Technology Officer: Lance Yu. For information relating to these new directors-to-be and the officers-to-be, see the section "Information Relating to Directors and Executive Officers" elsewhere in the Information Statement. The four directors of PerfectData who will resign at the Closing are: Harris A. Shapiro (who also serves as Chairman of the Board and Chief Executive Officer), Timothy D. Morgan, Tracie Savage and Corey P. Schlossmann. Irene J. Marino, who currently serves as Vice President Finance, Chief Financial Officer, Chief Accounting Officer and Secretary of PerfectData, is the other executive officer (who with Mr. Shapiro) will resign at the Closing. A Chief Financial Officer will be determined.

     The sole director of Merger Sub post-Merger shall be: John Bush. Its officers shall be: President and Chief Executive Officer: John Bush; Secretary:
Nicholas Glinsman; and Senior Vice President and Chief Technology Officer: Lance Yu. Currently, prior to the Merger, the sole director of Merger Sub is Harris A. Shapiro, who also serves as its Chairman of the Board and Chief Executive
Officer. Its only other officer currently, prior to the Merger, is Irene J. Marino who serves as its Vice President, Finance, Chief Financial Officer, Chief Accounting Officer and Secretary.

     Within three (3) months after the Closing, PerfectData is required, pursuant to the Merger Agreement, to have three directors that will meet the eligibility requirements imposed by The Nasdaq Stock Market, Inc. ("Nasdaq") for service on an audit committee of a Nasdaq-listed company. PerfectData's current members of the Audit Committee meet that requirement.

Closing

     Pursuant to the Merger Agreement, the following will occur at or prior to the Closing:

          (a) Merger Sub and Sona will execute and file certificates of merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Washington and the Merger will become effective upon the filing with the former (the "Effective Time");

          (b) The certificate of incorporation and bylaws of Merger Sub as the surviving corporation, as attached as exhibits to the Merger Agreement, shall continue in full force and effect; and
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          (c)  the   Certificate   of   Designations   to  the   Certificate  of
Incorporation of PerfectData (the "Certificate of Designations"), creating the PerfectData Series A Preferred Stock, shall be filed with the Secretary of State of the State of Delaware; otherwise the Certificate of Incorporation and Bylaws of PerfectData shall continue in full force and effect.

Effect on Financial Statements

     If the Merger is consummated, for accounting purposes, Sona will be deemed to be the acquirer in a reverse transaction and consequently the transaction will be treated as a recapitalization of Sona. Sona's financial statements will become the historical financial statements of the post-Merger entity. Because Sona has a December 31 fiscal year, as compared with PerfectData's fiscal year which ends March 31, PerfectData will change its fiscal year to December 31, effective with the Effective Time.

Series A Preferred Stock

     A copy of the Certificate of Designations as proposed to be filed was filed as an exhibit to PerfectData's Current Report on Form 8-K filed on March 11, 2005. A stockholder of PerfectData may request a copy of the Certificate of Designations by request to the Secretary of PerfectData at the address shown in the heading to this Information Statement. The key terms of the PerfectData A Preferred Stock are as follows:

          (a) Dividends. The Board of Directors may, in its discretion, declare a quarterly non-cumulative cash dividend at a rate of six percent per annum.

          (b) Conversion. Each holder of the PerfectData Series A Preferred Stock may, at any time and from time to time, convert each of his, her or its shares of the PerfectData Series A Preferred Stock into a number of shares of the PerfectData Common Stock determined in accordance with a conversion ratio of
47.2860516521 (the "Conversion Ratio").

     The Conversion Ratio assumes that there is no change in the number of issued and outstanding shares of PerfectData and Sona and no new options, warrants or rights are granted or terminate prior to exercise by either between the date of this Information Statement and the Closing Date. The Conversion
Ratio and the shares of the PerfectData Common Stock issuable upon conversion are subject to adjustment upon the occurrence of stock splits, stock dividends or similar events. The holders are also protected in the event of a subsequent merger or consolidation of PerfectData where it is not the survivor or a sale of substantially all of PerfectData's assets.

     Each share of the PerfectData Series A Preferred Stock shall mandatorily convert into shares of the PerfectData Common Stock either: (i) on the date on which the PerfectData stockholders authorize an increase in the number of authorized shares of the PerfectData Common Stock in order to permit the conversion of all the shares of the PerfectData Series A Preferred Stock and the issuance of the Additional Shares or (ii) five (5) years after the Closing Date. The Merger Agreement obligates the Board of Directors of PerfectData, as soon as practicable after the Effective Time, but not later than 90 days thereafter, either to call the Annual Meeting of Shareholders, or to seek the consents of the holders of at least a majority of
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the  outstanding  shares of  capital  stock  entitled  to vote at a  stockholder meeting, to approve an amendment to PerfectData's Certificate of Incorporation to increase the number of authorized shares of PerfectData from 10,000,000 to such number as would permit, at a minimum, the conversion of all shares of the PerfectData Series A Preferred Stock and the issuance of the Additional Shares. As of the Record Date, there were 6,359,530 shares of the PerfectData Common Stock issued and outstanding and an aggregate of 2,106,000 shares reserved for issuance upon the exercise of options and warrants. Accordingly, the remaining authorized 1,534,470 shares are insufficient to meet the requirements of the Merger Agreement even if 1,762,00 shares of the 2,106,000 shares currently reserved as to which no option or warrant was outstanding as of the Record Date were cancelled. As a result of the mandatory conversion provision described in this paragraph relating to adoption of an amendment to PerfectData's Certificate of Incorporation increasing the authorized number of shares of the PerfectData Common Stock, the PerfectData directors believe that the shares of the PerfectData Series A Preferred Stock will remain outstanding only for a short period after the Closing Date.

          (c) No Fractional Shares. No fractional share of the PerfectData Common Stock shall be issued, whether upon conversion of the PerfectData Series A Preferred Stock or the distribution of the Additional Shares to the Sona Shareholders. Instead what would have been a fractional share shall be rounded up or down to the nearest whole share of the PerfectData Common Stock.

          (d) Rank. Shares of the PerfectData Series A Preferred Stock shall rank prior to shares of the PerfectData Common Stock and any series of capital stock created after the Closing Date with respect to the distribution of assets upon the liquidation, dissolution or winding up of PerfectData, whether voluntary or involuntary, unless otherwise consented to by the holders of at least 50% of the then outstanding shares of the PerfectData Series A Preferred Stock.

          (e) Liquidation Preference. Upon the bankruptcy or other liquidation, dissolution or winding up of PerfectData, the holders of the PerfectData Series A Preferred Stock shall be entitled to a preferential payment equal to the following: $3,250,000 less the product of: (i) the Stated Value of the previously converted shares of the PerfectData Series A Preferred Stock and (ii) the number of shares of the PerfectData Series A Preferred Stock so converted, divided by the number of shares of the PerfectData Series A Preferred Stock then outstanding.

          (f) Voting. Each holder of the PerfectData Series A Preferred Stock shall be entitled to vote with the holders of the PerfectData Common Stock as a single class on all matters submitted to a vote of the stockholders of PerfectData and shall be entitled to the number of votes such holder would have been entitled to had such holder converted his, her or its shares of the PerfectData Series A Preferred Stock. In addition, the holders of the PerfectData Series A Preferred Stock shall vote as a separate class on any matter which adversely affect their rights or as to which their consent is required. In such event each holder shall have one vote per share.

          (g) Additional Protection Provisions. During such time as any shares of the PerfectData Series A Preferred Stock are outstanding, PerfectData shall not take any of the following actions without the prior written consent of the holders of more than 50% of the then outstanding shares of the PerfectData Series A Preferred Stock:
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               (i)  change  any  rights,   preferences   or  privileges  of  the
                    PerfectData Series A Preferred Stock;

               (ii) change any rights,  preferences or privileges of any capital
                    stock  of  PerfectData   that  would  adversely  affect  the
                    PerfectData Series A Preferred Stock;

               (iii)create or issue any class or series of  capital  stock  that ranks on a par with, or senior to, the PerfectData Series A Preferred Stock, with respect to the distribution of assets upon the liquidation, dissolution or winding up of PerfectData;

               (iv) increase or decrease the number of authorized  shares of the
                    PerfectData Series A Preferred Stock;

               (v) redeem or repurchase, or declare or pay any cash dividend on any securities junior to the PerfectData Series A Preferred Stock except in accordance with the Certificate of Designations or for repurchases pursuant to an equity incentive plan approved by PerfectData's Board of Directors in good faith; or

               (vii) amend PerfectData's Certificate of Incorporation or Bylaws.

Closing

     The closing of the transactions contemplated by the Merger Agreement will occur upon the occurrence of certain events and the fulfillment by the parties thereto of certain conditions, unless waived (other than as to stockholder approval as specified in (a) below), including, without limitation:

          (a) the receipt of the requisite stockholders approvals from Sona and Merger Sub;

          (b) PerfectData having a Tangible Net Worth of at least $750,000;

          (c) Sona has delivered to PerfectData true and correct copies of Sona's audited consolidated balance sheets as of December 31, 2004 and December 31, 2003, and the related audited statements of operations, shareholders' equity and cash flow, including all notes and schedules thereto, which financial statements (i) are, in the reasonable opinion of PerfectData, not materially inconsistent with the draft of such financial statements previously delivered to PerfectData and (ii) are in the opinion of PerfectData's independent registered public accounting firm acceptable for filing in a Current Report on Form 8-K.

          (d) PerfectData having obtained a waiver and release by each of Millennium Capital Corporation ("Millennium"), Corey P. Schlossmann and William
B. Wachtel as the Trustee of the Digital Trust of any obligations of PerfectData to each of them pursuant to the Stock Purchase Agreement dated January 20, 2000 by and among PerfectData and the buyers named therein;
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          (e) the termination of the Consulting Agreement dated January 20, 2000
(the "Consulting Agreement") by and among PerfectData, Millennium and JDK Associates, Inc. ("JDK") except with respect to the warrant expiring March 31, 2005 of each of Millennium and JDK to each purchase 10,000 shares of the PerfectData Common Stock at $2.75 per share and the "piggyback" registration rights granted to JDK or its designee with respect to 150,000 shares of the PerfectData Common Stock issued as consideration to JDK for its consent to termination of the Consulting Agreement;

          (f) termination of the employment agreement dated September 1, 2000, as amended, between PerfectData and Harris A. Shapiro, Chairman of the Board, Chief Executive Officer and director of PerfectData, except with respect to certain accrued vacation pay, accrued but unpaid director's fees, out-of pocket expenses and options granted and outstanding under the PerfectData Option Plan; and

          (g) a release by Mr. Schlossmann, a director of PerfectData, of any obligations by PerfectData to Mr. Schlossmann, except obligations relating to stock options under the PerfectData Option Plan and accrued but unpaid directors fees.

     As previously reported in PerfectData's Current Report on Form 8-K filed on March 3, 2005, the Consulting Agreement has been terminated.

Termination

     The Merger Agreement may be terminated as follows:

          (a) by the mutual written consent of Sona and PerfectData;

          (b) by Sona or PerfectData if a court of competent jurisdiction or any other governmental entity shall have issued an order enjoining the Merger contemplated by the Merger Agreement;

          (c) by either Sona or PerfectData if PerfectData's Tangible Net Worth is less than $750,000;

          (d) by either Sona or PerfectData if there is a material breach by the other party of a representation, warranty, covenant or other obligation contained in the Agreement that is incapable of being cured or is not cured within 15 days of written notice by the non-breaching party;

          (e) by either Sona or PerfectData if either of such parties receives a proposal from a third party with respect to an acquisition, tender offer, merger or any other transaction that the Board of Directors of such corporation considers a "Superior Proposal" (as defined in the Merger Agreement);

          (f) by PerfectData, if the audited consolidated financial statements for the periods ending December 31, 2003 and 2004 to be delivered by Sona are, in the reasonable opinion of PerfectData, materially different than the draft of financial statements for such periods previously delivered to PerfectData; or

          (g) by either PerfectData or Sona if the conditions contained in the Merger Agreement have not been performed by the other party, and are not capable of being performed by April 15, 2005 other than as a result of an action by the other party.

     In the event of a termination of the Merger Agreement by Sona as a result of (c), (d), or (g) above, or if PerfectData accepts a Superior Proposal pursuant to (e) above, PerfectData shall pay a "break-up" fee to Sona of $250,000 and shall reimburse Sona for all out-of-pocket expenses incurred in connection with the Merger.

     In the event of a termination of the Merger Agreement by PerfectData as a result of (d), (f), or (g) above, or if Sona accepts a Superior Proposal pursuant to (e) above, Sona shall pay a "break-up" fee to PerfectData of $250,000 and shall reimburse PerfectData for all PerfectData's out of pocket expenses incurred in connection with the Merger.

     If after the Closing, but prior to the issuance of the Additional Shares to the former Sona Shareholders, either John Bush or Shawn Kreloff (currently officers and directors of Sona who will assume the same positions in PerfectData after the Merger) determine that PerfectData has materially breached any of its representations or warranties in the Agreement, which breaches have resulted in damages of at least $50,000 to Sona, or $25,000 with respect to the calculation of the Tangible Net Worth, then either may direct that the Additional Shares be issued to the former Sona Shareholders.

     If after the Closing, but prior to the issuance of the Additional Shares to the former Sona Shareholders, Mr. Shapiro determines that Sona had materially breached any of its representations or warranties in the Agreement, which breaches have resulted in damages of at least $50,000, Mr. Shapiro may request that the Additional Shares be cancelled. In the event Mr. Shapiro is unable or declines to act, Mr. Schlossmann may act in lieu thereof.

                 Voting Securities and Principal Holders Thereof

Outstanding Shares

     As of the Record Date, there were 6,359,530 shares of the PerfectData Common Stock issued, outstanding and entitled to vote. There is no other class of capital stock currently issued and outstanding and, accordingly, entitled to vote. Each shareholder of record is entitled to cast, in person or by proxy when a stockholder vote is solicited, one vote for each share of the Common Stock held by such stockholder. As indicated in the section "Introduction" elsewhere in this Information Statement, NO VOTE OR OTHER ACTION OF PERFECTDATA'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

Pre-Merger Ownership Table

     The following table sets forth, as of the Record Date, certain information with respect to (1) any person known to PerfectData who beneficially owned more than 5% of PerfectData Common Stock, (2) each director of PerfectData, (3) the Chief Executive Officer of PerfectData and (4) all directors and executive officers as a group. Each beneficial owner who is a natural person has advised PerfectData that he or she has sole voting and investment power as to the shares of the PerfectData Common Stock, except that, until an option or a warrant is exercised, there is no voting right and except as noted in Note (2) to the table.

                                         Number of Shares of PerfectData        Percentage of PerfectData
Name and Address                         Common                                 Common Stock
of Beneficial Owner                      Stock Beneficially Owned               Beneficially Owned(1)

Joseph Mazin                                     788,997 (2)                            12.41%
c/o Flamemaster Corporation
11120 Sherman Way
Sun Valley, CA  91252

StarBiz Corporation                              537,997 (2)                            8.45%
11120 Sherman Way
Sun Valley, CA 91252

William B. Wachtel,                              427,873                                6.73%
Trustee of Digital Trust (3)
c/o Wachtel & Masyr, LLP
110 East 59th Street
New York, NY 10022

Harris A. Shapiro (4)                            317,832 (5)                            4.97%
c/o PerfectData Corporation
1445 East Los Angeles Avenue
Simi Valley, CA  93065

Bryan Maizlish (6)                                27,588 (7)                            less than 1%
9705 Conestoga Way
Potomac, MD 20854

Timothy D. Morgan (6)                             28,788 (7)                            less than 1%
11734 Gladstone Circle
Fountain Valley, CA 92708

Tracie Savage (6)                                 37,888 (8)                            less than 1%
6212 Banner Avenue
Los Angeles, CA  90038



Corey P. Schlossmann (6)                         228,091 (7)                            3.57%
19654-A Roscoe Blvd.
Northridge, CA 91324


All directors and officers as a group            645,378 (9)                            9.93%
(6 in number)
__________

          (1) The percentages computed in the table are based upon 6,359,530 shares of the PerfectData Common Stock which were outstanding on the Record Date. Effect is given, pursuant to Rule 13-d(1)(i) under the Exchange Act, to shares issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days of the Record Date.

          (2) The shares of the PerfectData Common Stock reported in the table include (a) 537,997 shares owned by StarBiz Corporation, or "Star Biz," for which Mr. Mazin has voting power as the President, Chairman and Chief Executive Officer of Star Biz; (b) 36,000 shares owned by the Flamemaster Corporation Employees' Profit Sharing Plan for which Mr. Mazin is the fiduciary; and (c) 23,000 shares owned by Altius Investment Corporation, or "Altius," for which Mr. Mazin has shared voting power as Chairman of the Board of Altius. Certain of the shares reported in the table are owned by Donna Mazin, his wife, or as to which shares she shares dispositive and voting powers with Mr. Mazin.

          (3) William B. Wachtel as the Trustee of the Digital Trust has, under the trust agreement, sole voting and investment power with respect to the shares reported in the table. Harris A. Shapiro, currently the Chairman of the Board, the Chief Executive Officer and a director of PerfectData, was the settler of the Digital Trust and made an irrevocable grant to it of the assets which the Digital Trust used to effect the purchase of the shares. The beneficiaries of the Digital Trust are Mr. Shapiro's children and grandchildren who survive him, although the Trustee, in his absolute discretion, may pay or apply yearly income or the principal of the Trust to any beneficiary. Because he made an irrevocable grant and has no voting or investment power with respect to the shares, Mr. Shapiro is not the beneficial owner of the shares reported in the table as being owned of record by the Digital Trust and beneficially by the Trustee.

          (4) Mr. Shapiro is the Chairman of the Board, the Chief Executive Officer and a director of PerfectData.

          (5) The shares of the PerfectData Common Stock reported in the table reflect (a) 284,500 shares owned by Millennium Capital Corporation, or "Millennium," for which Mr. Shapiro has voting power as its President; (b) 6,666 shares issuable upon the exercise of an option expiring June 19, 2012 under the PerfectData Option Plan; (c) 16,666 shares issuable upon the exercise of an option expiring September 25, 2012 under the PerfectData Option Plan; and (d) 10,000 shares issuable upon the exercise by Millennium of a warrant expiring March 30, 2005. The shares of the PerfectData Common Stock reported in the table do not include (x) 3,334 shares issuable upon the exercise of the option described in (b); (y) 8,334 shares issuable upon the exercise of the option described in (c); and (z) 25,000 shares issuable upon the exercise of an option expiring June 9, 2014 under the PerfectData Option Plan, none of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

          (6)  A director of PerfectData.

          (7) The shares of the PerfectData Common Stock reported in the table include (a) 6,666 shares issuable upon the exercise of an option expiring June 19, 2012 under the PerfectData Option Plan and (b) 16,666 shares issuable upon the exercise of an option expiring September 25, 2012 under the PerfectData Option Plan. The shares of the PerfectData Common Stock reported in the table do not include (x) 3,334 shares issuable upon the exercise of the option described in (a); (y) 8,334 shares issuable upon the exercise of the option described in (b); and (z) 25,000 shares issuable upon the exercise of an option expiring June 9, 2014 under the PerfectData Option Plan, none of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

          (8) The shares of the PerfectData Common Stock reported in the table include (a) 10,000 shares issuable upon the exercise of an option expiring July 20, 2005 under PerfectData's 1985 Stock Option Plan; (b) 6,666 shares issuable upon the exercise of an option expiring June 19, 2012 under the PerfectData Option Plan; and (c) 16,666 shares issuable upon the exercise of an option expiring September 25, 2012 under the PerfectData Option Plan. The shares of the PerfectData Common Stock reported in the table do not include (x) 3,334 shares issuable upon the exercise of the option described in (b); (y) 8,334 shares issuable upon the exercise of the option described in (c); and (z) 25,000 shares issuable upon the exercise of an option expiring June 9, 2014 under the PerfectData Option Plan, none of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

          (9) The shares of the PerfectData Common Stock reported in the table include (a) those shares indicated in the text to Notes 5, 7 and 8 and (b) 1,875 shares issuable to an executive officer upon the exercise of an option expiring October 30, 2011 under the PerfectData Option Plan. The shares of the PerfectData Common Stock reported in the table do not include (x) 625 shares issuable upon the exercise of the option described in (b) and (y) 10,000 shares issuable to the same executive officer upon the exercise of an option expiring June 9, 2014 under the PerfectData Option Plan, neither of which options was exercisable as to such shares on the Record Date or within 60 days thereafter.

     If the Merger is consummated, each of the then outstanding options granted under the PerfectData Option Plan, including those described in the footnotes to the preceding table, becomes immediately exercisable and its expiration date becomes the third anniversary of the Effective Time.

     Each of the proposed persons to be elected as a director and/or officer of PerfectData if the Merger is consummated has advised PerfectData that he owns no shares of the PerfectData Common Stock as of the Record Date. Each of the persons in the preceding table has advised

PerfectData that he or she owns no shares of the capital stock of Sona and, accordingly, will receive no shares of the PerfectData Series A Preferred Stock upon the consummation of the Merger.

         Post-Merger Ownership Table

     The following table assumes that the Merger was consummated as of the Record Date and, as a result, an aggregate of 565,370 shares of the PerfectData Series A Preferred Stock to be issued upon consummation of the Merger were converted into 26,734,120 shares of the PerfectData Common Stock as of the Record Date. The following table sets forth certain information with respect to
(1) each person who, to the knowledge of PerfectData and Sona, would be the beneficial owner of more than 5% of the PerfectData Common Stock post-Merger,
(2) each director of PerfectData post-Merger, (3) the Chief Executive Officer of PerfectData post-Merger, (4) all directors and executive officers as a group post-Merger and (5) the directors of PerfectData pre-Merger. Each beneficial owner who is a natural person has advised PerfectData and Sona that he or she will have sole voting and investment power as to the shares of the PerfectData Common Stock, except that, until an option or a warrant is exercised, there is no voting right. None of the stockholders which owned more than 5% of the outstanding shares of the PerfectData Common Stock pre-Merger and who is listed in the table in the subsection captioned "Pre-Merger Ownership Table" in this section "Voting Securities and Principal Holders Thereof" is such a holder post-Merger and, accordingly, is not included in the following table.


                                         Number of Shares of PerfectData        Percentage of PerfectData
Name and Address                         Common                                 Common Stock
of Beneficial Owner                      Stock Beneficially Owned               Beneficially Owned(1)

Shawn Kreloff (2)                              3,893,221 (3)                           11.65%
c/o Sona Mobile, Inc.
825 Third Avenue, 32nd Floor
New York, NY 10022

John Bush (4)
c/o Sona Mobile, Inc.                          6,126,594 (5)                           18.34%
825 Third Avenue, 32nd Floor
New York, NY 10022

Nicholas H. Glinsman (6)                       2,364,303 (3)                            7.08%
c/o Sona Mobile, Inc.
Victoria Tower
Suite 801
Toronto Ontario, M4C 14Y2
Canada

Bryan Maizlish (7)                                  64,256 (8)                          less than 1%
9705 Conestoga Way
Potomac, MD 20854

All directors and officers as a group           12,185,919 (9)                                40.64%
9.93
(5 in number)

Harris A. Shapiro (10)                             354,500 (11)                         less than 1%
245 East 63rd Street
New York, NY 10021

Timothy D. Morgan (12)                               65,456 (8)                         less than 1%
11734 Gladstone Circle
Fountain Valley, CA 92708

Tracie Savage (12)                                   74,556 (13)                        less than 1%
6212 Banner Avenue
Los Angeles, CA 92708

Corey P. Schlossmann (12)                           264,759 (8)                         less than 1%
19654-A Roscoe Blvd.
Northridge, CA 91324
__________________

          (1) The percentages computed in the table are based upon the assumption that (a) 6,359,530 shares of the PerfectData Common Stock were outstanding as of the Record Date and (b) 565,370 shares of the Perfect Data Series A Preferred Stock issuable upon the Merger were converted into 26,734,120 shares of the
               PerfectData Common Stock as of the Record Date, or an aggregate of 33,417,650 shares of the PerfectData Common Stock were outstanding as of the Record Date. Effect is given, pursuant to Rule 13-d(1)(i) under the Exchange Act, to shares issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days of the Record Date. As indicated in the preceding subsection captioned "Pre-Merger Ownership Table" of this section "Voting Securities and Principal Holders Thereof," all of the options outstanding on the Closing Date pursuant to the PerfectData Stock Option Plan will become immediately exercisable as to all shares subject thereto when the Merger is consummated.

          (2) Mr. Kreloff will become the Chairman of the Board and a director of PerfectData effective with the Merger.

          (3) The shares of the PerfectData Common Stock reported in the table reflect the shares issuable upon the conversion of shares of the PerfectData Series A Preferred Stock.


          (4) Mr. Bush will become the President, the Chief Executive Officer and a director of PerfectData effective with the Merger

          (5) The shares of the PerfectData Common Stock reported in the table reflect (a) 6,047,782 shares issuable upon the conversion of shares of the PerfectData Series A Preferred Stock to be owned by Mr. Bush and (b) 78,812 shares issuable upon the conversion of shares of the PerfectData Series A Preferred Stock to be owned by his wife.

          (6) He will become a director of PerfectData effective with the Merger.

          (7)  Mr. Maizlish continues to serve as a director of PerfectData.

          (8) The shares of the PerfectData Common Stock reported in the table reflect or include (a) 10,000 shares issuable upon the exercise of an option under the PerfectData Option Plan, (b) 25,000 shares issuable upon the exercise of an option under the PerfectData Option Plan and (c) 25,000 shares issuable upon the exercise of an option under the PerfectData Option Plan. All these options expire on the third anniversary of the Effective Time.

          (9) The shares of the PerfectData Common Stock reported in the table reflect (a) the shares indicated in the text to Notes 3, 5 and, only as to Bryan Maizlish, 8 and (b) 1,158,508 shares issuable to an executive officer upon conversion of shares of the PerfectData Series A Preferred Stock.

          (10) Mr. Shapiro served PerfectData prior to the Merger as its Chairman of the Board, its Chief Executive Officer and a director.

          (11) The shares of the PerfectData Stock reported in the table reflect
               (a) 284,500 shares owned by Millennium, for which Mr. Shapiro has voting power as its President, (b) 10,000 shares issuable upon the exercise of an option under the PerfectData Option Plan, (c) 25,000 shares issuable upon the exercise of an option under the PerfectData Option Plan, (d) 25,000 shares issuable upon the exercise of an option under the PerfectData Option Plan and (e) 10,000 shares issuable upon the exercise by Millennium of a warrant expiring March 30, 2005. All three options expire on the third anniversary of the Effective Time.

          (12) He or she served PerfectData prior to the Merger as a director.

          (13) The shares of the PerfectData Common Stock reported in the table include (a) 10,000 shares issuable upon the exercise of an option under the PerfectData's 1985 Stock Option Plan, (b) 10,000 shares issuable upon the exercise of an option under the PerfectData Option Plan, (c) 25,000 shares issuable upon the exercise of an option under the PerfectData Option Plan and 25,000 shares issuable upon the exercise of an option under the PerfectData Option Plan. All four options expire on the third anniversary of the Effective Time.

Change in Control

     To the knowledge of PerfectData, no change in control has occurred since the start of its last fiscal year on April 1, 2004. However, as indicated in the section captioned "Information Regarding Merger Transaction" elsewhere in this Information Statement, a change in control will occur as a result of the Merger.

          INFORMATION RELATING TO New Directors and Executive Officers

Change in PerfectData Board of Directors

     In accordance with the Merger Agreement, Messrs. Harris A. Shapiro, Timothy
D. Morgan and Corey P. Schlossmann and Ms. Tracie Savage will resign as directors of the Company effective as of the Effective Time. Bryan Maizlish will continue to serve as a director of PerfectData after the Effective Time. The Merger Agreement provides that Mr. Maizlish will be nominated for re-election at least at the first Annual Meeting of Stockholders following the Effective Time and the other then directors will use their best efforts to solicit his re-election. Messrs. Shawn Kreloff, John Bush and Nicholas H. Glinsman will be elected by Mr. Maizlish as members of the PerfectData's Board of Directors to serve until the next Annual Meeting of Stockholders and until then successors are duly elected and qualify. Because Sona has not designated a fourth nominee as yet, there will be a vacancy on the PerfectData Board of Directors after the Closing. See also the subsection captioned "Directors and Officers" in the section "Information Regarding Merger Transaction" elsewhere in this Information Statement.


New Directors and Executive Officers

     The following table sets forth the name and age of each of the prospective new directors and each person who will become an executive officer as of the Effective Time:


Name                            Age             Position

Shawn Kreloff                   42              Chairman of the Board and
                                                Director

John Bush                       41              President, Chief Executive
                                                Officer and New Director

Nicholas H. Glinsman            44              Secretary and Director

Lance Yu                        35              Senior Vice President - Chief
                                                Technology Officer

Business History

     Shawn Kreloff has been the Chairman of Sona since September 2004. At the Effective Time, he will become the Chairman and a director of the PerfectData. Since 1999, Mr. Kreloff has been a private investor. He was a founding investor of Insight First, a company that provides analytics software, which was sold to 24/7 Real Media in 2003. He was also a founding investor, as well as executive vice president of business development, of Gray Peak Technologies, Inc., a network consulting firm that provided high end consulting to telecomm, financial and other Fortune 1,000 companies and served as its Chairman and Chief Executive Officer until it was sold to USWeb (Nasdaq: USWB) in 1998 for over $100 million. From September 2002 to 2003, Mr. Kreloff was executive vice president of sales, marketing and business development of Predictive Systems Corp., a network infrastructure and security consulting company. Mr. Kreloff is a member of the board of directors and, since September 2004, of the board of directors of Secured Services, Inc., (OTCBB: SSVC.OB). Mr. Kreloff served on the board of directors of Hudson Williams, a computer consulting firm, from 1999 through 2004 when it was acquired by Keynote Systems. (Nasdaq NM: KEYN).

     John Bush has been the President and Chief Executive Officer of Sona since December 2003. At the Effective Time, he will become the President and Chief Executive Officer and a director of PerfectData. He has been a senior telecommunications and technology executive for over 17 years. From November 2001 through December 2003, he was self-employed and a private investor. From December 1998 through December 2001, he was Vice President - Enterprise Marketing for Sprint Canada.

     Nicholas H. Glinsman has been a member of the board of directors of Sona since September 2004 and will become the Secretary and a director of PerfectData at the Effective Time. Mr. Glinsman has over 17 years of experience in the financial services industry. Since 2000 Mr. Glinsman has been the Chief
Executive Office of 1 EZcall, LLC, a private investment fund. Since 2001 Mr. Glinsman has been a member of the board of directors of Braven Capital and Mirebella Funds Services, which are also private investment funds. Prior to 2001, he held various senior management positions at Salomon Smith Barney, Inc. and Merrill Lynch, Pierce, Tenner & Smith, Inc., including manager of the future sales group for Europe and the Middle East. He also represented the trading floor on the bank's European technology committee.

     Lance Yu has been the Senior Vice President - Chief Technology Officer of Sona since November 2004. From January 2002 through November 2004, he was the Vice President - Technology of Sona Innovations, which was purchased by Sona from Baldhead Systems in December 2003. From February 2000 through January 2002, Mr. Lu was employed by Baldhead Systems, a professional services, web design and business consulting organization based in Toronto, Canada, first as a Senior Project Manager and then as Vice President - Technology.

Family Relationships

     There are no family relationships among the new directors and executive officers of PerfectData and Bryan Maizlish, the continuing director. No such person has any family relationship with the outgoing directors and executive officers of PerfectData.

Directorships on Other Public Companies

     As disclosed above in the subsection captioned "Business History" of this section "Information Relating to New Directors and Executive Officers," since September 2004 Shawn Kreloff has served as a director of Secure D Services Inc., whose stock is traded on the OTC Bulletin Board.

     No other new director serves as a director of a company with a class of securities registered pursuant to Section 12 of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Information Regarding the Continuing Director

     Bryan Maizlish, 43, was elected as a director of PerfectData on March 31, 2000. Mr. Maizlish joined Lockheed Martin Corporation in August 2000 and had held various managerial positions since then. He is currently serving as the Chief Technology Officer/IT Program Director of the Integrated Systems and Solutions Team NSGI of Lockheed Martin Corporation. From January 1998 to August 2000, he was employed by Magnet Interactive Inc., a private Internet professional services company and its affiliate Noor Group Ltd., a full service Internet solutions and infrastructure provided offering a full range of services from networking, hosting, and Internet service provision to web-based services and entertaining based in Cairo, Egypt, his last position at both companies being Executive Vice President, Chief Strategy Officer and Chief Financial Officer. Prior thereto, he held various managerial and consulting positions for over a decade in the new media and entertainment industries, such as MCA Inc., Gulf Western Corporation and Gene Roddenberry's Norway Corporation.

     Mr. Maizlish does not serve as a director of another company with a class of securities registered pursuant to Section 12 of the Exchange Act or any company registered as an investment company under the Investment Company Act.

Compliance with Section 16(a) of the Exchange Act

     Based solely on a review of Forms 3 and 4 furnished to PerfectData under Rule 16(a)-3 promulgated under the Exchange Act, with respect to fiscal 2005, PerfectData is not aware of any director or executive officer of PerfectData who failed to file on a timely basis, as disclosed in such forms, reports required by Section 16(a) of the Exchange Act during fiscal 2005.

     As of the Record Date, there were no beneficial owners of 10% or more of the Common Stock known to PerfectData other than Joseph Mazin who was, until July 27, 2000, the President and Chief Executive Officer of PerfectData and, until March 31, 2000, a director of PerfectData, Mr. Mazin has advised PerfectData that he timely filed all reports required by Section 16(a) of the Exchange Act during fiscal 2005.

Code of Ethics

     The Board of Directors of PerfectData had determined not to adopt a written code of ethics because PerfectData (1) had only two executive officers, (2) had agreed to sell, and subsequent did sell, PerfectData's current operations to an unaffiliated company, and

(3) had been actively seeking a suitable acquisition or merger partner for PerfectData. Instead the Board had counsel to PerfectData review with the two officers the standards which would have been in a written code of ethics and directed its Audit Committee to monitor closely the conduct of the two officers on at least a quarterly basis.

     After the Merger, the then Board of Directors will review the necessity for a written code of ethics.

Board Committees

     PerfectData  has  two  standing  committees:   an  Audit  Committee  and  a
Compensation Committee; however, the Board has been acting in lieu of the Compensation Committee.

     PerfectData does not have a standing nominating committee or a committee performing similar functions. Because the Board has been seeking, since March 31, 2000 when four of the five current directors took office, to obtain a suitable acquisition candidate which, among other matters, would furnish new directors, the directors did not believe it necessary or appropriate to set up a formal nominating committee nor to adopt a charter for such a committee. However, in its proxy statements, PerfectData included a statement that, if a stockholder had a recommendation as to a nominee for election as a director, such stockholder should make his, her or its recommendation in writing addressed to Harris A. Shapiro, as the Chairman of the Board of PerfectData, at PerfectData's address shown in the heading to the proxy statement, giving the business history and other relevant biographical information as to the proposed nominee and the reasons for suggesting such person as a director of PerfectData, and the Board would then promptly review the recommendation and advise the stockholder of its conclusion and, if a rejection, the reasons therefor. No stockholder ever made a recommendation in response to PerfectData's statement in its proxy statement.

     Until the new directors take office, no decision has been made as to restaffing the standing committees or adding a nominating committee. The Merger Agreement provides that, within three months of the Closing Date, PerfectData must have three directors that will meet the eligibility requirements imposed by Nasdaq for service on an audit committee of a Nasdaq-listed company.

Sona Executive Compensation

     Shawn Kreloff, Sona's Chairman, did not receive any compensation from Sona. John Bush, a director, Chief Executive Officer and President of Sona, was paid a consulting fee of CDN$120,000, CDN$84,000 and CDN$49,000 for the years ended December 31, 2004, 2003 and 2002, respectively, by Sona. Since January 2005, Nicholas H. Glinsman, a director and Secretary of Sona, has received a consulting fee of $12,500 per month. Lance Yu, a Senior Vice President - Chief Technology Officer of Sona, was paid a salary of CDN $59,166, CDN $50,153 and CDN $25,691 for the years ended December 31, 2004, 2003 and 2002, respectively, by Sona.

Sona Certain Relationships and Related Transactions

     There were no transactions or proposed transactions during the last two years to which Sona was or is to be a party, in which any director or officer of Sona, any beneficial owner of record of more than five percent of any class of voting securities of Sona or any of their immediate family members had or is to have a direct or indirect material interest.

Sona Legal Proceedings

     Sona is not aware of any legal proceedings in which any director, officer or affiliate of Sona, any beneficial owner of record of more than five percent of any class of voting securities of Sona, or any associate of any such director, officer, affiliate of Sona, or security holder is a party adverse to Sona or any of its subsidiaries or has a material interest adverse to Sona or any of its subsidiaries or to PerfectData.

         Compensation of Directors and Executive Officers

Summary Compensation Table

     The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to PerfectData during each of the last three fiscal years by PerfectData's Chief Executive Officer through March 21, 2005 of the current fiscal year ending March 31, 2005. No other executive officer of PerfectData earned in excess of $100,000:


                                                      SUMMARY COMPENSATION TABLE

                               Annual Compensation          Long-Term Compensation               Other
Name and                                                     Securities Underlying            Compensation
Principal Position                  Year     Salary              Options                          ($)
                                             ($)

Harris A. Shapiro (1)               2005      71,250              25,000                         1,750 (2)
Chief Executive Officer and         2004     150,000                 -                           2,500 (2)
Chairman of the Board               2003     150,000              35,000                         2,250 (2)

          (1) The Board designated Mr. Shapiro as the Chief Executive Officer of PerfectData effective September 2000. PerfectData and Mr. Shapiro entered into a one-year employment agreement in September 2000 providing for a base annual salary of $150,000. The Board had, from time to time, extended the term of his contract at the same salary. Effective April 1, 2004, the Board amended his contract (a) to a base annual salary of $95,000 and (b) the contract become terminable upon two weeks' prior notice by either party. Effective January 1, 2005, Mr. Shapiro agreed to waive his salary. As indicated in the subsection captioned "Closing" in the section "Information Regarding Merger Transaction" elsewhere in this Information Statement, a condition precedent in the Merger Agreement to Sona closing is that PerfectData terminate Mr. Shapiro's employment agreement.

          (2) Mr. Shapiro was paid cash compensation for his services as a director in accordance with the fee arrangements for directors as described in the subsection captioned "Directors' Compensation" in this section "Executive Compensation."

Option /SAR Grants in Last Fiscal Year

(1)      PerfectData Option Plan

     In May 2000, the Board of Directors of PerfectData adopted the PerfectData Option Plan. In October 2000, the shareholders of PerfectData approved the PerfectData Option Plan and ratified options previously granted thereunder. PerfectData registered under the Securities Act of 1993, as amended (the "Securities Act"), the shares issuable upon the exercise of options granted or to be granted pursuant to the PerfectData Option Plan in a Registration Statement on Form S-8, File No. 333-51744, filed on December 13, 2000. As a result of this registration under the Securities Act, an optionee who is not an affiliate may sell immediately upon exercise and an optionee who is an affiliate (i.e., a director or executive officer) may sell pursuant to the exemption of Rule 144 without compliance with any holding period under paragraph (d) of Rule 144 under the Securities Act. The PerfectData Option Plan provides for the grant of options to purchase shares of the PerfectData Common Stock to directors, officers, employees and consultants of PerfectData. Non-qualified stock options may be granted to directors, officers, employees and consultants. Incentive stock options, as such form is defined in Section 422 of the Code, may be granted only to employees. The term of the PerfectData Option Plan is for ten years and it provides for the grants of an aggregate of 2,000,000 shares of the PerfectData Common Stock. The PerfectData Option Plan is currently administered by the Board.

     The PerfectData Option Plan, consistent with the provisions of the Code, provides that the exercise price of an incentive stock option shall not be less than the fair market value of the Common Stock on the date of grant, except that, if the employee owns stock possessing more than 10% of the total combined voting power of all classes of stock, the exercise price of the option must be at least 110% of the fair market value of the PerfectData Common Stock on the date of grant and the incentive stock option cannot be exercised after five years from the date of grant. No stock option granted has, and no option to be granted under the PerfectData Option Plan may have, a term in excess of ten years. The exercise price of a non-statutory or nonqualified option may be less than the fair market value on the date of grant.

     The number of shares subject to an outstanding option and the exercise price thereof are subject to adjustment in the event of a stock dividend, stock split, reorganization, recapitalization, combination of shares, change in corporate structure or similar events. No fractional shares will be issued upon exercise and the PerfectData has no obligation to pay for such fractional share.

     Options granted to date are not exercisable during the first year after the date of grant and thereafter become exercisable in annual installments of 25% (33-1/3% in the case of certain options to directors) each. It is expected that future options, if any, will be granted on a similar basis. Some options to be granted to employees may have performance goals as the condition precedent to becoming exercisable. No performance option has been granted to date.

     Options granted under the PerfectData Option Plan are non-transferable and not immediately exercisable. Future options, if any, are expected to be granted on the same basis.

     If the optionee's employment will terminate for any reason other than his or her death or disability, he or she may, for a period of up to three months, exercise the option to the extent exercisable upon the date of termination. If the optionee's employment terminates because of his or her total and permanent disability (as defined in the Code), the optionee will have 12 months within which to exercise the stock option to the extent it was exercisable upon the date of termination. In the event of other disability causing termination, the optionee may have six months (three months in the event the optionee wants continuous treatment of the stock option as an incentive stock option) to exercise the stock option to the extent exercisable upon the date of termination. If the optionee dies, his estate may exercise the stock option to the extent exercisable upon the date of death of the optionee, whether it occurred during the initial term or during the three, six or 12-month periods described in the three preceding sentences. In no event may a stock option be exercised beyond its original expiration date. Similar provisions will be applicable to optionees who are not employees.

     In the event of a transaction similar to the Merger, all outstanding options become immediately exercisable and the expiration date becomes the third anniversary of the effective date of the transaction.

     For a consultant to be eligible to receive a grant of a stock option under the PerfectData Option Plan, the optionee must be a natural person and the services rendered for PerfectData must be of a bona fide nature and not in connection with the offer or sale of securities of PerfectData in a capital raising transaction and do not directly or indirectly promote or maintain a market for the PerfectData's securities.

     At March 21, 2005, options covering a total of 314,000 shares of the PerfectData Common Stock were outstanding under the PerfectData Option Plan at a weighted average exercise price of $0.92 per share.

(2)      Activity in Fiscal 2005

     During fiscal 2005, each of the five directors, including Harris A. Shapiro, the Chief Executive Officer of PerfectData, was granted a stock option for 25,000 shares of the PerfectData Common Stock.

     During fiscal 2005, an option for 10,000 shares of the PerfectData Common Stock was granted to an executive officer of PerfectData.

     During fiscal 2005, options aggregating 4,500 shares expired.

     PerfectData has never granted any stock appreciation rights (SARs).

Option Grants, Exercises and Values

     The following table provides certain summary information concerning the granting of options during fiscal 2005 to the Chief Executive Officer who is the sole executive officer named in the Summary Compensation Table:


                                                   OPTION GRANTS IN LAST FISCAL YEAR

                                                         % of Total
                                                       Options
                           Number of                   Granted to              Exercise
                           Options                    Employees in             Price per         Expiration
Name                       Granted                     Fiscal Year              Share               Date
                             (#)                                                 ($)

Harris A. Shapiro           25,000                         71%                   0.52               6/09/14

     The following table provides certain summary information concerning the exercise of options during fiscal 2005 and unexercisable options held as of March 21, 2005 by the Chief Executive Officer who is the sole executive officer named in the Summary Compensation Table:

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

                           Shares                               Number of                        Value of
                           Acquired                             Unexercised                 Unexercised In-the-
                             On             Value             Options Held at                  Money Options
Name                       Exercise       Realized              March 21, 2005                at March 21,2005 (2)
                             (#)             ($)                    (#)                              ($)
                                                                                        Exercisable         Unexercisable

Harris A. Shapiro            -                -                  60,000 (1)                5,666                23,334

______________

          (1) As of March 21, 2005, options were exercisable to purchase 23,332 shares.

          (2) Such value is based upon the market value of the PerfectData Common Stock as of March 21 2005, less the exercise price payable per share under such options. An option for 10,000 shares has been excluded since the market value was less than the exercise price.

Directors' Compensation

     During fiscal 2005, each of the five current directors of PerfectData was granted a stock option under the PerfectData Option Plan for 25,000 shares of the PerfectData Common Stock. In addition, each director was eligible to receive $500.00 for each meeting attended in person, plus reimbursement for out-of-pocket expenses, and $250.00 for each meeting attended telephonically.

     Sona currently has no compensation arrangements in effect for directors. After the Merger is effected, it is currently contemplated that: each outside director of PerfectData will receive an annually director's fee of $5,000 and an option to purchase 5,000 shares of the PerfectData Common Stock, which option will become exercisable in for equal quarterly installments. All directors will receive $250.00, plus reimbursement for actual out-of-pocket expenses, for each Board meeting attended in person and $125.00 for each Board meeting attended telephonically. The Chairperson of the Audit Committee will also receive an annual fee of $1,000, payable in equal quarterly installments. Each member of the Audit Committee, the Compensation Committee and, when created, the Nominating Committee will receive $250.00, plus reimbursement for actual out-of-pocket expenses, for each Committee meeting attended in person and $125.00 for each Committee meeting attended telephonically, unless the Committee meeting immediately precedes or follows a Board meeting, in which event the Committee members will receive $150.00, for attending the Committee meeting in person and $75.00 if they attend the Committee meeting telephonically.

     There are no other relationships with respect to other entities that would require disclosure here under Item 404 of Regulation S-K.

                             ADDITIONAL INFORMATION

     Additional information about the Merger and the related transactions is contained in PerfectData's Current Reports on Form 8-K filed on March 3, 2005 and March 11, 2005 pursuant to Section 13 of the Exchange Act. All of PerfectData's periodic reports and proxy and information statements and the exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the "Commission") at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the
Commission. Copies of PerfectData's filings may be obtained from the Commission's website at http://www.sec.gov.


                                              By Order Of The Board Of Directors


                                                        /s/ Irene J. Marino

                                                            Irene J. Marino
                                                               Secretary

March 31, 2005